[WHITE & CASE LLP LETTERHEAD]

August 21, 2007

VIA EDGAR AND HAND DELIVERY

Elaine Wolff

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Visa Inc.
Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-143966) filed on August 2, 2007

Ladies and Gentlemen:

On behalf of Visa Inc., a Delaware corporation (“Visa Inc.” or the “Company”), and in connection with the Registration Statement on Form S-4 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 22, 2007 (the “Registration Statement”) and amended on August 2, 2007 (“Amendment No. 2”), we are writing in response to the Staff’s comments on Amendment No. 2 as transmitted to the Company by letter dated August 15, 2007. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

The Company has filed today with the Commission Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, and all references herein to such Registration Statement are to such Amendment No. 3 and to the form of proxy statement-prospectus (the “Proxy Statement-Prospectus”) included therein. Terms used in this letter and not defined herein have the meanings assigned to such terms in such Proxy Statement-Prospectus. Other changes have also been made, as indicated in the marked materials.

General

1.

We note your response to comment 3. Please file revised consents that eliminate any explicit disclaimer of a duty to file such consent in accordance with Section 7 of the Securities Act. In addition, please confirm that you intend to file updated consents

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in the final pre-effective amendment for each consent for which reliance is limited to amendment 2 of this registration statement.

The requested revisions have been made to the consents from each financial advisor and currently dated consents from each financial advisor have been filed as Exhibits 99.1 to 99.6 to Amendment No. 3. We intend to file currently dated consents from each financial advisor with any pre-effective amendment to the Registration Statement.

2.	It appears from disclosure on pages 14 and 152 that your payment system may be used for transactions in or involving Cuba, Iran, and Sudan. In addition, it appears from the “ATM locator” section of the VISA U.S.A. website that VISA offers ATM services in Cuba, Sudan, and Syria. Moreover, public media reports indicate that VISA offers ATM services in Iran. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form S-4 does not include any information regarding specific contacts with or operations in those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with and operations in those countries, if any, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe in reasonable detail the products and services you have provided or anticipate providing, directly or indirectly, into the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Finally, please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

The Visa enterprise (“Visa”) has no business operations, subsidiaries or affiliated entities in Cuba, Iran, Sudan or Syria (collectively, “CISS”). However, a very limited number of non-U.S. member financial institutions (none of which are subject to U.S. jurisdiction) issue cards, offer cash access services or acquire merchant transactions in certain of these countries. Visa has previously discussed with the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) the activities that are subject to their jurisdiction. The Company supplementally advises the Staff of the following facts:

Cuba. No Cuban banks are members of Visa, and Visa prohibits the establishment of members in Cuba. Visa’s systems are programmed to block purchase and ATM transactions initiated from Cuba by cards issued by U.S. member banks. Visa-branded cards are accepted in Cuba, however, through the activities of certain non-U.S. members located in third countries, which are not subject to U.S. jurisdiction and which enroll merchants in Cuba to accept Visa-branded cards and/or provide ATM access. The Company believes that it recognized revenues of approximately $3 million from transaction activity by the member banks referenced above in Cuba for the twelve months ended July 31, 2007.

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Iran. All Iranian banks are blocked from all transactions within the Visa system. In addition, Visa’s systems are programmed to block purchase and ATM transactions initiated from Iran by cards issued by U.S. member banks. However, there is some de minimis acceptance activity in Iran by certain non-U.S. member banks located outside of Iran. For the 24 months ended June 30, 2007, payments volume, virtually all of which was from non-Iranian international airlines that accept Visa transactions in Iran, was less than $7 million. To the Company’s knowledge, there is no cash volume from disbursements through either ATMs or bank branches involving Visa-branded cards or the Visa network within Iran.

Sudan. All Sudanese banks are blocked from all transactions within the Visa system. In addition, Visa’s systems are programmed to block purchase and ATM transactions initiated from Sudan by cards issued by U.S. member banks. However, there is some de minimis acceptance and cash withdrawal activity in Sudan by certain non-U.S. members. For the 24 months ended June 30, 2007, payments volume, virtually all of which was from non-Sudanese international airlines that accept Visa transactions in Sudan, was less than $150,000. In addition, there was cash disbursement (non-ATM) activity through one or more members outside of Sudan of less than $300,000 over this 24 month period. To the Company’s knowledge, there is no ATM activity involving Visa-branded cards or the Visa network within Sudan.

Syria. Visa has members in Syria, which issue Visa-branded cards and offer Visa-branded ATM services. Currently, merchants in Syria may be enrolled to accept Visa transactions by non-Syrian banks. Based on advice from external counsel, the Company believes that its enrollment of Syrian banks as members fully complies with applicable U.S. law. Two of the member banks are wholly-owned or majority-owned by the Syrian government. The Company believes that it recognized revenues of less than $250,000 from transaction activity by these two state-owned member banks in fiscal year 2006 and less than $400,000 from transaction activity by all of the Syrian member banks in fiscal year 2006.

In summary, Visa itself has no operations, subsidiaries, or affiliated entities in CISS, and contacts by non-U.S. member banks with CISS are de minimis, both individually and in the aggregate. Other than as described above, to the Company’s knowledge: (i) the Company has no current or anticipated contacts with CISS and had no other contacts with CISS in recent years, through affiliates or by direct or indirect arrangements; and (ii) the Company has no current contacts, including any agreements or arrangements, directly or indirectly, with the governments of CISS or entities controlled by those governments and had no such contacts in recent years.

We also note that Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006, is not applicable to any activity by Visa or any Iran-related Visa activity by non-U.S. member banks because the Company has not supplied to Iran any goods, technology, or services knowing that they would materially contribute to weapons acquisition or development.

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3.	Please discuss the materiality of any operations or contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning each referenced country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with the referenced operations and contacts.

The Company believes that the de minimis contacts and activities by non-U.S. member banks with CISS described in response to Staff comment # 2 are immaterial, individually and in the aggregate, and do not constitute a material investment risk to its security holders. The Company’s determination that its contacts with CISS are immaterial took into account its belief that the operations are immaterial both quantitatively and qualitatively.

From a quantitative standpoint, the Company believes that the contacts and activities by non-U.S. member banks are de minimis:

•	Non-U.S. member banks outside of Cuba generated approximately $3 million in revenue from operations in Cuba during the 12 months ended July 31, 2007;

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•	Non-U.S. member banks outside of Iran generated less than $7 million in payments volume from operations in Iran during the 24 months ended June 30, 2007;

•	Non-U.S. member banks outside of Sudan generated less than $150,000 in payments volume and less than $300,000 in cash volume during the 24 months ended June 30, 2007; and

•	Syrian member banks generated less than $400,000 in revenues from operations in Syria during fiscal year 2006.

Compared to Visa Inc.’s 2006 payments volume of over $2 trillion and 2006 pro forma operating revenues of almost $4 billion, these payments volume and revenues represent de minimis amounts. In addition, as described above in response to Staff comment # 2, the Company has no operations, assets or liabilities in any of those countries. Consequently, the Company believes that the activities of non-U.S. member banks with CISS are quantitatively immaterial to the Company.

In addition, from a qualitative standpoint, the Company believes that it complies with all applicable law with regard to CISS. In summary, based on both quantitative and qualitative factors, the Company believes that the contacts with CISS by certain of its non-U.S. member banks would not be considered material to a reasonable investor in making an investment decision and, accordingly, these operations will not materially affect the Company’s reputation or share value.

The states and universities identified in the Staff’s comment are not currently security holders of the Company, through pension funds or otherwise. The Company is aware that certain states have adopted or are considering legislation to prohibit the investment of certain state assets in and/or requiring the divestment from, companies that do business with certain of the CISS countries and that several universities have similar policies in place. Nevertheless, even if the identified states or universities chose not to acquire the Company’s shares in the future (if they were able to do so), the Company does not believe that such legislation (or proposed legislation) would have a material impact on the future trading market, if any, for the Company’s shares. In the Company’s opinion, the factors discussed in response to Staff comments # 2 and 3 above, do not, individually or in the aggregate, constitute a material investment risk for the Company’s security holders.

Unaudited Pro Forma Condensed Combined Financial Information

6. Combination and Pro Forma Adjustments

Combination Adjustments – A, page 126

4.	We have read and considered your response to our prior comment 28. Revise your disclosure to provide more detail of the reclassification adjustments you are making. Specifically, separately disclose each material reclassification made and provide a description of the adjustments.

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In response to the Staff’s comments, the Company has prepared a schedule providing detail regarding the pro forma adjustments applied for reclassification purposes. Please see Attachment A to this letter where we have provided this schedule. The Company respectfully asserts that this presentation will not be meaningful to and may potentially distract the reader from more critical information regarding the presentation of the pro forma information presented elsewhere. The Company therefore respectfully requests that it not be required to include this additional information in its presentation of pro forma information in the proxy statement-prospectus.

Combination Adjustments – B, page 126

5.	We have read and considered your response to our prior comment 29. Revise your disclosure to provide more detail of elimination adjustment you are making. Specifically, separately disclose each material elimination entry and provide a description of the adjustments.

Similar to the Company’s response to Staff comment #4 above, in response to the Staff’s comments the Company has prepared a schedule providing detail regarding the pro forma adjustments applied for elimination purposes. Please see Attachment B to this letter where we have provided this schedule. The Company respectfully asserts that this presentation will not be meaningful to and may potentially distract the reader from more critical information regarding the presentation of the pro forma information presented elsewhere. The Company therefore respectfully requests that it not be required to include this additional information in its presentation of pro forma information in the proxy statement-prospectus.

Combination Adjustments – D, page 127

6.	We have reviewed your response to comment number 30. Please tell us how management arrived at two different conclusions regarding the classification of the securities associated with essentially the same plans and whether it is appropriate to do so under the provisions of SFAS 115. Additionally, within your response please explain the rationale under SFAS 115 for originally classifying the amounts as trading securities and how the Company determined, in accordance with SFAS 115 and the related accounting literature, that it would be appropriate to reclassify these amounts to available for sale securities.

Visa U.S.A. and Visa International are separate legal entities operating independently under the direction of separate management teams. The managements of Visa U.S.A. and Visa International independently evaluate the application of GAAP in the preparation of their financial statements. This application of GAAP requires the use of management judgment in many areas including the application of SFAS 115, which requires management to assess the purpose and intent for which debt and marketable equity securities are held. As the investment decisions regarding the securities held under these incentive plans are at the direction of the individual employees, management was further required to evaluate these employees’ intentions in applying SFAS 115. In doing so management evaluated, among other factors, the frequency with which these employees would trade these securities for the purpose of generating profits on short-term differences in price. Based on these independent evaluations of their employee

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populations, the management of Visa U.S.A. and Visa International independently arrived at different conclusions as to the classification of these securities in their respective financial statements. Management of each entity respectfully asserts that it applied its judgment consistent with the requirements of SFAS 115, based on the facts and circumstances of each entity, and classification of the securities as trading and available for sale is acceptable under SFAS 115..

While not material to the overall presentation of Visa Inc.’s pro forma financial information (trading assets represent approximately 2.5% of total pro forma current assets and the adjustment to the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2006 and nine months ended June 30, 2007 reduced total pro forma net income by approximately 0.5% and 0.8%, respectively), given that the investments are part of the same deferred compensation plan, the Company believes that conforming the presentation of these investments to that of the acquiring company, consistent with the application of SFAS 141, results in the most consistent and transparent presentation. The Company has not applied the guidance contained in paragraph 15 of SFAS 115 regarding transfers between categories of assets due to fact that the reclassification will ultimately occur as part of the business combination.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa International

Results of Operations

Components of Operating Revenue, page 178

7.	We have read your responses to our prior comments 38, 57 and 58. Please provide to us, and disclose, a detailed rollforward of your accrual related to volume and support agreements for both Visa International and Visa U.S.A. for all periods presented in your financial statements. In your rollforward please include following information:

•	the beginning balance

•	the current provision related to current period transaction volume

•	the current provision related to transaction volume in prior periods

•	actual incentives provided to members during the current year on current period transaction volume

•	actual incentives provided to members during the current year on prior period transaction volume and

•	the ending balance

Additionally, revise your disclosure here and in the MD&A for Visa U.S.A. to include this information as well as the rationale for any significant changes in current year estimates.

In response to the Staff’s comment, the requested rollforward of the net asset (liability) associated with the member incentive agreements of Visa U.S.A. and Visa International have

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been inserted into “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” for each of Visa International and Visa U.S.A. on pages 181, 186, 193, 222, 227 and 233 of Amendment No. 3. In order to meet the objective of the Staff’s comment, we have adapted the captions set forth in the Staff’s comment to our facts and circumstances to allow for a full understanding of the changes in the net asset (liability). Specifically, we have applied the following reconciling items to the beginning net asset (liability) balance to reflect the period activity and to reconcile to the ending balance.

Current year provision - Represents the estimated current period income statement charge for member incentive arrangements based on management’s estimate of member performance during the entire incentive contract period.

Performance adjustments - Represents adjustments necessary to reflect revisions in management’s estimate of future performance given the most recently received member reported results and revised future projections. See below for further discussion regarding the timeliness of member reporting.

Contractual amendments - Represents adjustments necessary to reflect contractual amendments to existing incentive agreements entered into in the current period.

Payments - Represents total incentive payments made during the period. These payments include those related to current period payment volumes, up front incentive payments and incentive payments associated with performance milestones related to current and prior period payments volume. The separate disclosure of incentive payments related to current and prior transaction volume would require the detailed analysis of each member incentive contract for the past three years as historically neither Visa U.S.A. nor Visa International tracked incentives payments based on this designation. The Company respectfully asserts that providing this information would be overly onerous and that the proposed presentation allows for a full understanding of the changes in the net asset (liability).

Other - Represents immaterial amounts that flow through the Visa U.S.A. net asset (liability) line item, primarily related to other long term contractual arrangements designed to increase Visa-branded cards and volume in exchange for certain advertising and promotional rights.

In accordance with paragraph 32 of EITF 01-9 Issue 6, which states that “…changes in the estimated amount of rebates or refunds …should be recognized using a cumulative catch-up adjustment” Visa U.S.A. and Visa International routinely review their incentive accruals and estimates of customer performance. Members are required to report quarterly payments volume approximately 30 to 45 days after quarter end as well as provide estimates of future performance. Given the real time reporting of actual results by the Company’s members, adjustments to estimated incentive amounts generally result only from changes in anticipated future performance. As such, the Company respectfully asserts that there is no need to include a reconciling item for “the current provision related to transaction volume in prior periods.”

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The ending net asset (liability) reported in the Visa U.S.A. rollforwards reconcile to the net amount of the related short and long term volume and support asset and liability accounts appearing on the face of the Visa U.S.A. balance sheets. The ending net asset (liability) reported in the Visa International rollforwards is classified within the Prepaid Expenses and Other Current Assets, Other Assets and Accrued and Other Liabilities line items on the face of the Visa International balance sheet.

Fiscal Year Ended September 30, 2005 compared to Fiscal Year Ended September 30, 2004

Settlement risk guarantee, page 195

8.	We have considered your response to our prior comments 35 and 39. Revise your disclosure to provide more robust discussion of your settlement risk guarantee similar to that provided in your response. Please insure that you include a discussion of the formula used to calculate the fair value of the settlement risk guarantee, quantification of the significant assumptions used to determine each of the components of the formula, and the reasons for any changes from year to year of the underlying assumptions. In addition, include additional disclosure of the specific reasons for the $45 million decrease in your settlement risk guarantee during 2005. In your discussion include the events that lead to the initial increase in the settlement risk guarantee and the Company’s rationale for decreasing the loss history used in calculating the settlement risk guarantee from 15 years to 10 years.

In response to the Staff’s comment, the requested revisions to the disclosure related to the estimates associated with the settlement risk guarantee of Visa U.S.A. and Visa International have been made in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” for each of Visa International and Visa U.S.A. on pages 196, 208-209 and 244-245 of Amendment No. 3.

9.	Explain to us how you determined that the reduction in your settlement risk guarantee should be accounted for as a change in estimate rather than a correction of an error in accordance with SFAS 154. In your response tell us what new information was made available to the Company in 2005 that was not available in prior years. Additionally, given the loss history subsequent to the BCCI loss, explain to us why this outlier was not excluded from the Company’s loss history prior to 2005 for purposes of calculating the settlement risk guarantee.

Please be advised that in 2005 Visa International applied the guidance of Accounting Principles Board Opinion No. 20, Accounting Changes (“APB 20”) to determine the appropriate treatment of the adjustment to its settlement risk guarantee, as SFAS 154 was not applicable to Visa International until the fiscal year ended September 30, 2007.

APB 20, paragraph 13 states that a correction of an error “…result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.” As discussed in the Company’s response to the

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Staff’s comment #35 in our letter dated August 2, 2007, prior to 2005, Visa International had insufficient historical experience to support the complete elimination of the Bank of Credit and Commerce International (“BCCI”) loss history from its loss upon failure assumption used in the calculation of the estimated settlement guarantee liability.

APB 20, paragraph 10 states that “…accounting estimates change as new events occur, as more experience is acquired or as additional information is obtained.” Visa International asserts that given the infrequency of member failure, the numerous factors that can lead to a failure, the cyclical nature of global and local economies and the significant negative consequences one such unforeseen failure can have on the settlement guarantee, ten years of operating results after the implementation of the current risk management policy was the minimum period necessary to provide sufficient information and experience to conclude that the losses incurred as a result of the BCCI failure should no longer be considered to any degree in the estimate. Consequently, 2005 represented the first time sufficient experience and information was available to support such a change in estimate.

The Company does not believe it had sufficient experience prior to 2005 to substantiate the effectiveness of the risk management policy given that its members operate throughout the world and collectively are exposed to the economic, political and other risks present in almost every developed and developing nation in the world. For example from 1994 to 1998 (the first four years the policy was in place) the global economy was generally very robust, buoyed by the “dot.com” boom and other economic factors. Annual real GDP growth, year-over-year, in the major economies of Asia (China, Korea, Singapore, Japan, Malaysia, Taiwan, India, Indonesia and Philippines) ranged from a low of 0% (Japan 1994) to a high of 12% (Malaysia 1995). (Economic information regarding Asian market performance was obtained from the May 23, 2002 presentation “Global Economic Trends” by Lawrence J. Lau, Ph. D., D. Soc. Sc. (hon.) and Kwoh-Ting Li Professor of Economic Development, Department of Economics, Stanford University, Stanford, CA 94305-6072, U.S.A.) However, from 1999 to 2000, upon the onset of the Asian economic crisis many of these same countries were economically devastated. In 2000, countries such as Indonesia experienced a year-over-year real GDP reduction of 18% as compared to 10% GDP growth in 1997 only three years earlier. Malaysia experienced a GDP reduction of over 10% in 1999 as compared to 10% growth in 1996. Korea experienced a 6% reduction in real GDP in 2000 as compared to growth of 10% in 1995. These countries rebounded to positive GDP growth in 2001 only to slide back to 0% growth in 2002. Such economic distress creates significant pressure on the financial institutions of the impacted country, which in this case resulted in a spike in the number of member failures peaking with a high of 44 in 1998. These 44 failures resulted in gross exposure of approximately $59 million to Visa International under the settlement risk guarantee, in the form of unsettled activity at the time of default. While the majority of this exposure was mitigated, given such a volatile environment and the magnitude of potential loss, Visa International recognized that it lacked sufficient experience and history to support the assertion that the risk management policy established could completely eliminate the risk of a loss similar in magnitude to that it had experienced with BCCI. Therefore, Visa International felt it was not appropriate or responsible to completely eliminate this experience from the loss history used in the liability calculation.

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The Asian economic crisis is just one major event to test the risk management policy during the ten year period ended in 2005. The ten year period of history was necessary to evaluate the policy’s ability to mitigate losses from member failure resulting from other major geo-political events such as the 9/11 terrorist attacks, the fall of the Soviet Union and other events discussed in our letter dated August 2, 2007. Given that even one unforeseen or improperly managed member failure can have a significant impact on the settlement guarantee and the fact that the risk management policy is tasked with protecting Visa International from a wide variety of risks resulting in member failure, management believes that anything less then ten years of history is insufficient to evaluate its performance in the face of the numerous risks, events, trends and conditions under which a member anywhere in the world might fail.

Visa International therefore respectfully asserts that the reduction in 2005 of the actual loss incurred look-back period from 15 to 10 years to exclude the BCCI failure represents a change in management’s estimate that resulted from the acquisition of sufficient experience as to actual losses incurred rather than an error in judgment or misuse of facts. It is therefore properly reflected as a change in estimate in that period.

Contractual Obligations, page 203

10.	We have considered your response to our prior comment 37. We continue to believe that you should include volume and support incentives in your table of contractual obligations. Revise your table to include volume and support incentives consistent with your disclosure for Visa U.S.A.

In response to the Staff’s comment, the Registration Statement has been revised at page 204 of Amendment No. 3 to include member incentive agreements in the contractual obligations table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A.

Overview, page 215

11.	We have read the revisions to your disclosure in response to our prior comment 41. We do not see how your revised disclosure adequately addresses the disclosure requirements of question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, it is unclear how each of the items adjusted for in your non-GAAP measures lead to an unclear representation of the Company’s performance. Further we do not see how the Company has addressed all of the limitations of each of these measures (including the fact that the non-GAAP measures do not provide a complete picture of the Company’s performance as the items eliminated are recurring in nature and may have a significant impact on the Company’s performance now or in the future), nor does your disclosure address how management compensates for these limitations. Please revise your disclosures appropriately or remove the presentation of these non-GAAP measures.

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The presentation of all non-GAAP financial measures have been removed from “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A.” in Amendment No. 3.

Grants of Plan-Based Awards, page 271

12.	We note your response to comment 46. Please disclose the specific 2006 performance metric targets, the actual performance results and how those results impacted the amounts actually paid to each named executive officer pursuant to the plans.

The Registration Statement has been revised at pages 276-278 of Amendment No. 3 to provide the specific performance metric targets, actual performance results and how those results impacted the amounts actually paid to each named executive officer pursuant to the incentive plans described therein. The Company disclosed the specific targets and actual performance metrics, except for two financial efficiency targets under the Inovant incentive plans, because these performance metrics relate specifically to Inovant’s costs to process a transaction. This information constitutes confidential and sensitive financial information that, if publicly disclosed, would cause the Company competitive harm. The Company believes the public disclosure of Inovant’s cost structure would enable its competitors to estimate the Company’s margins and allow them to benchmark their own quality control standards against the Company’s standards. In addition, the provision of this information to customers would allow them to negotiate services pricing with knowledge of confidential information about Inovant’s cost structure. In either case, the public disclosure of this information would result in competitive harm to the Company. These financial efficiency metrics were met in fiscal 2006.

13.	We note your response to comment 46. Please confirm to us that the targets that make up the performance metrics for the 2007 awards have not been publicly disclosed. If these targets have not been disclosed, please disclose, if accurate, that the target levels for the 2007 awards have been established in a manner similar to the 2006 targets disclosed in response to our prior comment.

The Company confirms that the targets that make up the performance metrics for the 2007 awards have not been publicly disclosed. The Registration Statement has been revised on pages 277-278 of Amendment No. 3 to disclose that the target levels for the 2007 awards for the plans described have been established in a manner similar to the 2006 targets disclosed in response to Staff comment #12, although different performance metrics will be used for the 2007 awards.

Financial Statements

Visa International and Subsidiaries

Consolidated Statements of Operations, page F-10

14.

We have considered your response to our prior comment 52. Tell us the amount that was recorded as a reduction to service fee revenue as a result of volume and support agreements for all periods presented. Tell us how you applied the guidance

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in Rule 5-03 of Regulation S-X in determining that it was not necessary to separately disclose the impact of volume and support agreements on the face of your income statement. To the extent that you determine that such disclosure on the face of your income statement is unnecessary, revise your revenue recognition policy related to service fees to indicate that services fees are recorded net of volume and support agreements and the amounts recorded as a reduction of revenue for each period presented.

Visa International respectfully asserts that historically it appropriately applied the guidance contained in Rule 5-03 of Regulation S-X and EITF 01-9 in netting incentive amounts against service fee revenue in its statements of operations. Given the absence of specific guidance contained in this or other authoritative literature regarding net revenue presentation, Visa International respectfully asserts it is appropriate to net incentive amounts against the specific revenue line item to which it relates. Visa International further observes that this approach is commonly followed in practice by registrants in various industries.

However, in response to the Staff’s comments, given the significance of these incentive programs to its operations, to enhance the overall clarity and transparency of its financial statement presentation, and to provide consistent presentation with Visa USA, Visa International has revised its disclosure to present reductions in revenues as a result of incentive arrangements as a separate line item within its Statements of Operations. Please see these revisions at pages 179-181, 185-186, 190-193, F-10 and F-60 of Amendment No. 3 for the amounts incurred in each period presented.

15.	Please reconcile the implicit representations made by management within their response to comment 52 in regards to the different accounting policies for substantially similar contracts of Visa International and Visa USA. Specifically, please tell us why management believes that it is appropriate to “arbitrarily” allocated the incentives entirely to service fees of VISA International yet is unable to determine an allocation of these incentive fees for Visa USA. Additionally, please tell us how management came to the two different conclusions regarding the most appropriate presentation of the discounts within your Consolidated Statements of Operations given substantially similar contracts.

As discussed in the response to Staff comment # 14 above, Visa International has revised its presentation to disclose reductions in revenue as a result of incentive programs as a separate line item within its statements of operations. This presentation is consistent with that of Visa U.S.A.

As discussed in the response to Staff comment # 6 above, Visa International and Visa U.S.A. are separate legal entities operating independently under the direction of separate management teams. The difference in Visa International and Visa U.S.A.’s presentation was first and foremost driven by the fact that these independent management teams applied judgment in the application of GAAP to their respective companies in determining the most appropriate method of presenting reductions in revenues resulting from incentive programs. While the application of management judgment in this case resulted in different presentations, the Company respectfully asserts that both presentations are appropriate and acceptable under GAAP.

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To clarify the Company’s response provided in our letter dated August 2, 2007, please be advised that there are differences in the types of associated revenue generated by Visa U.S.A. and Visa International under these incentive programs. The application of management judgment to these different sets of circumstances played a role in the conclusions reached by the two management teams. Specifically, as previously discussed, Visa International’s incentive programs primarily relate to service fee revenue as opposed to those of Visa U.S.A., which generally relate to card service fee, data processing and other revenues. The primary reason for this difference is due to the fact that Visa U.S.A. processes substantially 100% of the transactions of its members as compared to Visa International which processes less than 50%. Given this difference in the mix of revenues generated under the incentive programs, Visa U.S.A. asserts that allocating incentive amounts between the associated revenue categories would be arbitrary as opposed to Visa International, which asserts that its incentive amounts are primarily related to service fees only.

Note 2 – Significant Accounting Policies

Revenue recognition, page F-16

16.	We have reviewed your response to our prior comment 53. Explain to us how you have applied the guidance in SAB 104 in determining that current period revenue is recognized on the basis of prior period payment volume. In addition provide us with an analysis that details the service fees recorded during the final quarter of each period presented in your financial statements, the service fees recorded in the subsequent quarter and the differences between the two amounts.

Section 3.02 Quarterly Service Fees of Article III to the by-laws of Visa U.S.A. states that each member shall “…pay a service fee for the current quarter based upon its sales volume for the previous quarter… The service fee rate which shall be applied to sales volume to determine the amount of quarterly service fees payable by a member shall be established from time to time by the Corporation.” Similar provisions exist in the by-laws of Visa International.

Therefore, the fee a member pays in the current quarter is calculated by applying an established volume-based rate to the actual volume generated by the member in the previous quarter. For example, if a member generated actual payments volume of $10 billion in the quarter ended June 30, 2007 and the applicable volume-based service fee rate was 0.1%, the member would be charged a fee of $10 million in the quarter ended September 30, 2007 regardless of the payments volume it generated during the September quarter. Should the member decide to terminate its membership on October 1, 2007, no fee would be charged for the quarter ended December 31, 2007.

A discussion of the various elements of SAB 104 as applied to Visa U.S.A. and Visa International is presented below.

Persuasive evidence of an arrangement exists - Persuasive evidence exists in the form of the signed membership agreement, which is entered into at the time a member joins the membership.

Securities and Exchange Commission

Delivery has occurred or services have been rendered - Service, in the form of maintenance of the Visa network, use of the Visa brand and transaction processing services, is provided to the members ratably over the quarter.

The seller’s price to the buyer is fixed or determinable - Under the terms of the membership agreements the members are required to provide payments volume reports 30 to 45 days following the end of a quarter. As discussed above, the fee for the current quarter is determined by applying a fixed rate to the payments volume generated in the prior quarter. The fee rate is established by the company as dictated by the terms of the by-laws and the membership agreement. Therefore, each member’s fee for the current quarter is fixed and determinable upon receipt of the volume reports for the previous quarter.

Collectibility is reasonably assured - Collectibility is reasonably assured through the member settlement process.

Given the above, Visa U.S.A. and Visa International both recognize revenue ratably over the quarter. The amount recognized is fixed and calculated by applying the set fee rate to each member’s previous quarter payment volume.

In response to your request for an analysis that “details the service fees recorded during the final quarter of each period presented in your financial statements, the service fees recorded in the subsequent quarter and the differences between the two amounts,” the Company respectfully directs your attention to the information above and emphasizes that Visa U.S.A.’s and Visa International’s revenues are based on actual prior period volumes (as required by the Visa U.S.A. and Visa International by-laws) and are not based on volume estimates. As such, differences between gross fees recorded in any two quarters are a direct result of changes in the payments volume of the preceding quarters and/or any changes to the fee rate. As no estimates or true up of previous estimates are required in the recognition of service fee revenue in any period the Company has not provided the quarterly information requested in the Staff’s comment. While a discussion of changes between revenue recognized in the fourth quarter as compared to the following first quarter of the subsequent fiscal year is not required under the guidelines of Regulation S-K, the Company will respectfully provide the Staff with this information if further requested.

Tax Opinion

17.	Please direct counsel to revise its opinion to clarify that reliance on the officer’s certificate is limited to factual matters.

The requested revisions have been made at page 2 of the tax opinion, which we are providing supplementally for your review.

18.	The limitation on reliance suggested by the term “solely” in the last paragraph of the opinion is not appropriate because members receiving shares in the restructuring under this registration statement must be able to rely on the opinions.

Securities and Exchange Commission

The requested revisions have been made at page 3 of the tax opinion, which we are providing supplementally for your review.

*  *  *  *

We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions concerning the foregoing, please contact Kevin Keogh at (212) 819-8227 or Mark L. Mandel at (212) 819-8546.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	S. Ward Atterbury

Joseph W. Saunders

William M. Sheedy

Visa Inc.

Attachment A

The reclassifications are detailed as follows:

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2007

(In Thousands)

	VISA USA ADJUSTMENTS		VISA INTERNATIONAL ADJUSTMENTS		VISA CANADA ADJUSTMENTS	TOTAL ADJUSTMENTS - TICKMARK A
Assets

Current Assets
Accounts Receivable	$—		$(22,976	)AB	$—	$(22,976)
Member Collateral	61,648	AA	—		—	61,648
Current Portion of Volume and Support Agreements	—		1,771		—	23,463
			21,692	AC
Prepaid and Other Current Assets	(61,648	)AA	22,976	AB	—	(62,135)
			(21,692	)AC
			(1,771)

Non-Current Assets
Investments in Real Estate Joint Ventures	$—		$(24,687	)AD	$—	$(24,687)
Volume and Support Agreements	—		25,485	AC	—	25,485
Premises and Equipment, net	—		(152,882	)AE	—	(152,882)
Facilities, Equipment, and Software, net	(33,876	)AG	152,882	AE	—	129,573
			34,033	AF
			(23,466	)AG
Intangibles, net	—		(34,033	)AF	—	(34,759)
			(726)
Technology	33,876	AG	23,466	AG	—	57,342
Other Investments	3,234		25,924	AH	—	29,158
Other Assets	(3,234)		726		—	(29,230)
			24,687	AD
			(25,485	)AC
			(25,924	)AH
Liabilities

Current Liabilities
Accounts Payable	$—		$18,168	AI	$—	$18,168
Trade and Accrued Taxes Payable	—		(18,168	)AI	—	(57,642)
			(39,474	)AJ
Member Collateral	61,648	AA	—		—	61,648
Accrued Compensation	—		158,884	AK	—	158,884
Accrued Compensation and Benefits	—		(158,884	)AK	—	(179,108)
			(20,218	)AL
			(6)
Volume and Support Agreements	—		97,525	AC	—	97,525
Accrued Liabilities	(61,648	)AA	(97,525	)AC	—	(99,601)
			39,474	AJ
			20,218	AL
			(120)
Current Portion of Accrued Litigation Obligation	—		120		—	120

Non-Current Liabilities
Other Liabilities	$—		$6		$32	$38
Obligations Under Capital Lease	—		—		(32)	(32)

AA - Represents reclassifications to present Visa U.S.A.’s member collateral as a separate line item within the unaudited pro forma condensed combined balance sheet.

AB - Represents reclassifications of Visa International’s notes and other receivables to prepaid and other current assets to conform them to the presentation of Visa U.S.A.

AC - Represents reclassifications of Visa International’s member incentives to separate line items to conform them to the presentation of Visa U.S.A.

AD - Represents reclassifications of Visa International’s investments in real estate joint ventures to other assets to conform them to the presentation of Visa U.S.A.

AE - Represents reclassifications of Visa International’s premises and equipment, net, to facilities, equipment, and software, net, to conform them to the presentation of Visa U.S.A.

AF - Represents reclassifications of Visa International’s purchased software and its related accumulated depreciation to facilities, equipment, and software, net, to conform them to the presentation of Visa U.S.A.

AG - Represents reclassifications to present Visa U.S.A.’s and Visa International’s internally developed software as intangible assets in a separate line item within the unaudited pro forma condensed combined balance sheet.

AH - Represents reclassifications to present Visa International’s cost and equity method investments as a separate line item within the unaudited pro forma condensed combined balance sheet.

AI - Represents reclassifications of Visa International’s trade payables to accounts payable to conform them to the presentation of Visa U.S.A.

AJ - Represents reclassifications of Visa International’s accrued taxes payable to accrued liabilities to conform them to the presentation of Visa U.S.A.

AK - Represents reclassifications of Visa International’s accrued compensation and benefits to accrued compensation to conform them to the presentation of Visa U.S.A.

AL - Represents reclassifications of Visa International’s current portion of accrued pension liabilities to accrued liabilities to conform them to the presentation of Visa U.S.A.

Visa Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2007

(In thousands)

	VISA INTERNATIONAL ADJUSTMENTS		TOTAL ADJUSTMENTS - TICKMARK A
Operating Revenues
Data Processing Fees	$(265)		$(265)
Volume and Support Agreements	(142,884	)AM	(142,884)
Member incentives	142,884	AM	142,884
International Transaction Fees	439,660	AN	439,660
International Service Revenues	(439,660	)AN	(439,660)
Other Revenues	265		265

Operating Expenses
Affiliates Services	$(150,119	)AO	$(150,119)
Facilities	36,806	AP	36,806
Premises, Equipment and Software	(36,806	)AP	(79,950)
	(43,144	)AQ
Communication	(26,976	)AR	(26,976)
Network, EDP, and Communications	43,144	AQ	70,120
	26,976	AR
Advertising, Marketing, and Promotion	15,038	AS	15,038
Travel and Meetings	(42,006	)AT	(42,006)
Administration and Other Expenses	150,119	AO	173,437
	(15,038	)AS
	42,006	AT
	(194)
	(3,789)
	392
	(59)
Litigation Obligation Provision	194		194

Non-Operating Income, net	(56,179	)AU	$(60,652)
	392
	(4,744)
	(121)

Other Income (Expenses)
Equity in Earnings of Unconsolidated Affiliates	$4,744		$4,744
Interest Income(Expense)	(59)		62
	121
Investment Income, net	56,179	AU	52,390
	(3,789)

AM - Represents reclassifications of Visa International’s member incentives to volume and support agreements to conform them to the presentation of Visa U.S.A.

AN - Represents reclassifications of Visa International’s international service revenues to international transaction fees to conform them to the presentation of Visa U.S.A.

AO - Represents reclassifications of Visa International’s affiliate services expenses to administration and other expenses to conform them to the presentation of Visa U.S.A.

AP - Represents reclassifications of Visa International’s premises expenses to facilities expenses to conform them to the presentation of Visa U.S.A.

AQ - Represents reclassifications of Visa International’s equipment expenses to network, EDP, and communications expenses to conform them to the presentation of Visa U.S.A.

AR - Represents reclassifications of Visa International’s communication expenses to network, EDP, and communications expenses to conform them to the presentation of Visa U.S.A.

AS - Represents reclassifications of additional advertising and promotion expenses included in administration and other expenses to advertising, marketing, and promotion expenses to conform them to the presentation of Visa U.S.A.

AT - Represents reclassifications of Visa International’s travel and meetings expenses to administration and other expenses to conform them to the presentation of Visa U.S.A.

AU - Represents reclassifications of Visa International’s interest and dividend income and expense to investment income, net, to conform them to the presentation of Visa U.S.A.

Visa Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

(In thousands)

	VISA INTERNATIONAL ADJUSTMENTS		TOTAL ADJUSTMENTS - TICKMARK A
Operating Revenues
Data Processing Fees	$(215)		$(215)

Volume and Support Agreements	(302,359	)AV	(302,359)
Member incentives	302,359	AV	302,359
International Transaction Fees	427,232	AW	427,232
International Service Revenues	(427,232	)AW	(427,232)

Other Revenues	215		215

Operating Expenses
Affiliates Services	$(212,144	)AX	$(212,144)
Premises, Equipment and Software	(50,111	)AY	(105,245)
	(55,134	)AZ
Facilities	50,111	AY	50,111
Communications	(33,423	)AAA	(33,423)
Network, EDP, and Communications	55,134	AZ	88,557
	33,423	AAA
Advertising, Marketing, and Promotion	10,634	AAB	10,634
Travel and Meetings	(59,275	)AAC	(59,275)
Administration and Other Expenses	212,144	AX	258,923
	(10,634	)AAB
	59,275	AAC
	371
	(150)
	(2,017)
	(66)
Settlement Risk Guarantee	150		150

Non-Operating Income, net	$371		$(63,505)
	(9,203	)AAD
	10,086	AAE
	(64,759	)AAF

Other Income (Expenses)
Equity in Earnings of Unconsolidated Affiliates	$9,203	AAD	$9,203
Interest Expense	(66)		(10,152)
	(10,086	)AAE
Investment Income, net	(2,017)		62,742
	64,759	AAF

AV - Represents reclassifications of Visa International’s member incentives to volume and support agreements to conform them to the presentation of Visa U.S.A.

AW - Represents reclassifications of Visa International’s international service revenues to international transaction fees to conform them to the presentation of Visa U.S.A.

AX - Represents reclassifications of Visa International’s affiliate services expenses to administration and other expenses to conform them to the presentation of Visa U.S.A.

AY - Represents reclassifications of Visa International’s premises expenses to facilities expenses to conform them to the presentation of Visa U.S.A.

AZ - Represents reclassifications of Visa International’s equipment expenses to network, EDP, and communications expenses to conform them to the presentation of Visa U.S.A.

AAA - Represents reclassifications of Visa International’s communication expenses to network, EDP, and communications expenses to conform them to the presentation of Visa U.S.A.

AAB - Represents reclassifications of additional advertising and promotion expenses included in administration and other expenses to advertising, marketing, and promotion expenses to conform them to the presentation of Visa U.S.A.

AAC - Represents reclassifications of Visa International’s travel and meetings expenses to administration and other expenses to conform them to the presentation of Visa U.S.A.

AAD - Represents reclassifications of Visa International’s equity in earnings of unconsolidated affiliates to its own line item to conform it to the presentation of Visa U.S.A.

AAE - Represents reclassifications of Visa International’s interest expense to its own line item to conform it to the presentation of Visa U.S.A.

AAF - Represents reclassifications of Visa International’s interest and dividend income and expense to investment income, net, to conform them to the presentation of Visa U.S.A.

Attachment B

The eliminations are detailed as follows:

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2007

(In Thousands)

	VISA USA ADJUSTMENTS		VISA INTERNATIONAL ADJUSTMENTS		VISA CANADA ADJUSTMENTS		REAL ESTATE JOINT VENTURES ADJUSTMENTS		TOTAL ADJUSTMENTS - TICKMARK B
Assets

Current Assets
Accounts Receivable	$(20,168	)BA	$17,813	BA	$(87	)BA	$—		$(2,442)
Prepaid and Other Current Assets	—		(22,493	)BA	1,365	BA	—		(21,128)

Non-Current Assets
Investment in Inovant LLC	$—		$—		$(8,241	)BC	$—		$(8,241)
Investment in Visa International	(222,582	)BB	—		—		—		(222,582)
Other Assets	(20,013	)BD	(22,287	)BC	—		—		(91,674)
	(24,687	)BE	(24,687	)BE

Total Adjustments - Assets									$(346,067)

Liabilities

Current Liabilities
Accrued Liabilities	$(382	)BA	$(23,188	)BA	$—		$—		$(23,570)

Non-Current Liabilities
Other Liabilities	$—		$(20,013	)BD	$—		$—		$(20,013)
Minority Interest	(29,155	)BC	—		—		—		(29,155)

Equity
Capital and Partnership	$—		$—		$—		$(38,533	)BE	$(38,533)
Common Stock	—		—		—		(500	)BE	(500)
Current Net Income	—		—		—		(3,336	)BE	(3,336)
Accumulated Net Income	—		(222,582	)BB	(1,373	)BC	(7,005	)BE	(230,960)

Total Adjustments - Liabilities and Equity									$(346,067)

BA - Represents eliminations of intercompany receivables and payables between Visa U.S.A, Visa International, Visa Canada, and the real estate joint ventures and reclassifies receivables and payables to Visa Europe to accounts receivable.

BB - Represents eliminations of Visa U.S.A.’s investment in Visa International.

BC - Represents eliminations of Visa International’s and Visa Canada’s investment in Inovant LLC and related minority interest liability of Visa U.S.A.

BD - Represents the elimination of Visa International’s income tax payable to Visa U.S.A.

BE - Represents eliminations of Visa International’s and Visa U.S.A.’s investment in the real estate joint ventures.

Visa Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2007

(In thousands)

	VISA USA ADJUSTMENTS		VISA INTERNATIONAL ADJUSTMENTS		VISA CANADA ADJUSTMENTS		REAL ESTATE JOINT VENTURES ADJUSTMENTS		TOTAL ADJUSTMENTS - TICKMARK B
Operating Revenues
Card Service Fees	$—		$(141,727	)BF	$—		$—		$(141,727)
Data Processing Fees	(62,088	)BG	(2,275	)BF	—		—		(64,363)
Other Revenues	(102,216	)BG	—		—		(49,181	)BH	(139,270)
							11,001	BJ
							1,126	BJ

Total Adjustments - Operating Revenues									$(345,360)

Operating Expenses
Affiliates Services	$—		$—		$(15,168	)BG	$—		$(15,168)
Facilities	(41,061	)BH	(8,120	)BH	—		—		(48,055)
			1,126	BJ
Network, EDP, and Communications	(2,112	)BF	—		—		—		(2,112)
Visa International Fees	(129,680	)BF	—		(13,036	)BF	—		(142,716)
Professional and Consulting Fees	—		(1,369	)BG	—		—		(1,369)
Administration and Other Expenses	—		(148,457	)BG	826	BF	—		(146,941)
					690	BG

Total Adjustments - Operating Expenses									$(356,361)

Non-Operating Income, net	$—		$(11,001	)BJ	$—		$—		$(11,001)

Other Income (Expenses)
Equity in Earnings of Unconsolidated Affiliates	$(36,229	)BI	$(2,877	)BL	$(277	)BL	$—		$(42,719)
	(1,668	)BK	(1,668	)BK

Minority Interest Income (Expense)	3,154	BL	—		—		—		3,154

Total Adjustments - Other Income (Expenses)									$(39,565)

BF - Represents eliminations of Visa International’s revenue from Visa U.S.A. and Visa Canada for services primarily related to global brand management, global product enhancements, and global electronic payment systems.

BG - Represents eliminations of Visa U.S.A.’s revenue from Visa International and Visa Canada for processing and development services and various license and usage rights primarily related to the VisaNet proprietary network.

BH - Represents eliminations of the real estate joint ventures’ rental income from Visa International and Visa U.S.A.

BI - Represents eliminations of Visa U.S.A.’s investment in Visa International and related equity in earnings of unconsolidated affiliates.

BJ - Represents eliminations of the real estate joint ventures’ rental expense to Visa International.

BK - Represents eliminations of Visa International’s and Visa U.S.A.’s equity in earnings in earnings of unconsolidated affiliates related to the real estate joint ventures.

BL - Represents eliminations of minority interest expense and equity in earnings of unconsolidated affiliates for Visa International’s and Visa Canada’s investment in Inovant LLC.

Visa Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

(In thousands)

	VISA USA ADJUSTMENTS		VISA INTERNATIONAL ADJUSTMENTS		VISA CANADA ADJUSTMENTS		REAL ESTATE JOINT VENTURES ADJUSTMENTS		TOTAL ADJUSTMENTS - TICKMARK B
Operating Revenues
Card Service Fees	$—		$(173,489	)BM	$—		$—		$(173,489)
Data Processing Fees	(76,349	)BN	(2,841	)BM	—		—		(79,190)
Other Revenues	(158,062	)BN	—		—		(63,175	)BO	(204,440)
							15,006	BP
							1,791	BP

Total Adjustments - Operating Revenues									$(457,119)

Operating Expenses
Affiliates Services	$—		$—		$(20,630	)BN	$—		$(20,630)
Facilities	(52,435	)BO	(10,740	)BO	—		—		(61,384)
			1,791	BP
Network, EDP, and Communications	(2,645	)BM	—		—		—		(2,645)
Visa International Fees	(159,264	)BM	—		(15,508	)BM	—		(174,772)
Professional and Consulting Fees	—		(4,654	)BN	—		—		(4,654)
Administrative and Other Expenses	—		(210,653	)BN	1,087	BM	—		(208,040)
					1,526	BN

Total Adjustments - Operating Expenses									$(472,125)

Non-Operating Income, net	$—		$(15,006	)BP	$—		$—		$(15,006)

Other Income (Expenses)
Equity in Earnings of Unconsolidated Affiliates	$(13,254	)BQ	$(7,868	)BS	$(2,460	)BS	$—		$(23,785)
	(101	)BR	(102	)BR
Minority Interest Income (Expense)	10,782	BS	—		—		—		10,782

Total Adjustments - Other Income (Expenses)									$(13,003)

BM - Represents eliminations of Visa International’s revenue from Visa U.S.A. and Visa Canada for services primarily related to global brand management, global product enhancements, and global electronic payment systems.

BN - Represents eliminations of Visa U.S.A.’s revenue from Visa International and Visa Canada for processing and development services and various license and usage rights primarily related to the VisaNet proprietary network.

BO - Represents eliminations of the real estate joint ventures’ rental income from Visa International and Visa U.S.A.

BP - Represents eliminations of Visa International’s rental income from the real estate joint ventures.

BQ - Represents eliminations of Visa U.S.A.’s investment in Visa International and related equity in earnings of unconsolidated affiliates.

BR - Represents eliminations of Visa International’s and Visa U.S.A.’s equity in earnings of unconsolidated affiliates related to the real estate joint ventures.

BS - Represents eliminations of minority interest expense and equity in earnings of unconsolidated affiliates for Visa International’s and Visa Canada’s investment in Inovant LLC.